As Filed with the Securities and Exchange Commission on December 30, 1996.
                                                REGISTRATION NO. 333-18771


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 SYNETIC, INC.
            (Exact name of Registrant as specified in its charter)

            DELAWARE                                  22-2975182
   (State or other jurisdiction                   (I.R.S. Employer
 of incorporation or organization)                Identification No.)

                    669 RIVER DRIVE, RIVER DRIVE CENTER II
                        ELMWOOD PARK, NEW JERSEY  07407
                                (201) 703-3400

(Address, including Zip Code, and telephone number, including area code, of Registrant's principal executive offices)

                             CHARLES A. MELE, ESQ.
                        VICE PRESIDENT--GENERAL COUNSEL
                                 SYNETIC, INC.
                    669 RIVER DRIVE, RIVER DRIVE CENTER II
                        ELMWOOD PARK, NEW JERSEY  07407
                                (201) 703-3400
(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                                   Copy to:
                          CREIGHTON O'M. CONDON, ESQ.
                           DAVID J. BEVERIDGE, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK  10022
                                (212) 848-4000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             Subject to Completion

                 Preliminary Prospectus Dated December 30, 1996
PROSPECTUS
                                 383,252 Shares

                                 SYNETIC, INC.

                                  Common Stock
                           _________________________

     All of the 383,252 shares (the "Shares") of Common Stock, par value
$.01, (the "Common Stock") of Synetic, Inc. ("Synetic" or the "Company") offered hereby are being offered (the "Offering") by certain stockholders of the Company named herein (collectively, the "Selling Stockholders") who received such shares that were originally issued in connection with the merger (the "Avicenna Acquisition") of a wholly owned subsidiary of the Company with and into Avicenna Systems Corp. ("Avicenna") on December 24, 1996. See "The Company --New Area of Business and Recent Acquisition" and "Selling Stockholders." The Company will not receive any proceeds from the sale of the Shares.

     The Company has been advised by each Selling Stockholder that the Shares may be offered or sold by or for the account of such Selling Stockholders from time to time, at prices and on terms to be determined at the time of sale, to purchasers directly or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions. From time to time the Selling Stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The Selling Stockholders and any brokers, dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate net proceeds to the Selling Stockholders from the sale of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

          The Common Stock is quoted on the Nasdaq National Market under the symbol "SNTC." On December 27, 1996, the closing price of the Common Stock was $50.00 per share.
                                ________________

          SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                ________________

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                    COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                                ________________

               The date of this Prospectus is ___________, 199_.

          THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING EACH BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS THAT ARE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO VICTOR L. MARRERO, VICE PRESIDENT--FINANCE, SYNETIC, INC., 669 RIVER DRIVE, RIVER DRIVE CENTER II, ELMWOOD PARK, NEW JERSEY 07407, TELEPHONE (201) 703-3400. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH SUCH PERSON MUST MAKE A FINAL INVESTMENT DECISION.

                   _________________________________________

          IN CONNECTION WITH THIS OFFERING, IF THE OFFERING IS UNDERWRITTEN, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

          IN CONNECTION WITH THIS OFFERING, IF THE OFFERING IS UNDERWRITTEN, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                   _________________________________________

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy and information statements and other information filed by the Company can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained, at prescribed rates, by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company's Common

Stock is quoted on the Nasdaq National Market System. Reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement. Statements contained in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference to such contract, agreement or other document. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents have been filed with the Commission (Commission file number 0-17822) pursuant to the Exchange Act and are hereby incorporated by reference:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (the "1996 10-K"); and

          (ii) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 (the "First Quarter 10-Q").

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   _________________________________________

                          FORWARD-LOOKING INFORMATION

          This Prospectus contains, under the caption "The Company--New Area of Business and Recent Acquisition", and incorporates by reference certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this Prospectus or the documents incorporated by reference, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks may include product demand and market acceptance risks, the feasibility of developing commercially profitable Internet healthcare services, the effect of economic conditions, user acceptance, the impact of competitive products, services and pricing and product development, commercialization and technological difficulties. See "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                                  THE COMPANY

          The Company is a Delaware corporation and was incorporated in 1989. Its principal offices are located at 669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407, and its telephone number is (201) 703-3400.

          Porex Technologies Corp. (together with its subsidiaries, "Porex"), a wholly owned subsidiary of the Company, designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Porex's principal products, which incorporate porous plastics, are used to filter, wick, drain, vent or control the flow of fluids or gases. In November 1996, Synetic established a new wholly owned subsidiary to develop and provide inter-enterprise connectivity for healthcare communications, information and commerce, using the distributive power of the Internet. This subsidiary will pursue the development of this business through the use of Synetic's internal resources as well as pursuing the acquisition of complementary businesses.

NEW AREA OF BUSINESS AND RECENT ACQUISITION

          The Company will direct its efforts in a new area of business relating to the use of Internet-based technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines. The initial focus will address the unmet needs of physicians by providing physicians with a portfolio of interactive services designed to help them more efficiently practice medicine in today's managed care environment. These services will provide an objective, content-neutral utility for providers and payors to communicate with each other.

          In its first transaction related to this new business, the Company announced on December 24, 1996 that it was acquiring Avicenna, a privately held, developmental-stage company located in Cambridge, Massachusetts. Avicenna markets and builds Intranets for managed healthcare plans, integrated healthcare delivery systems and hospitals. Avicenna's controlled-access Intranet systems are designed to allow managed care organizations and provider groups to exchange transactional, procedural, patient outcome and educational information. The Company believes that Avicenna's development of Internet technology-based information systems will provide Synetic with a platform for building a new generation of inter-enterprise healthcare transaction applications. These applications are expected to enable managed care organizations, pharmacy benefit managers, clinical laboratories, physicians and other providers of healthcare services to share information in a secure and confidential manner while preserving their investment in existing technologies.

          Pursuant to the Agreement and Plan of Merger, dated as of December 23, 1996, among the Company, Synternet Acquisition Corp., a wholly owned subsidiary of the Company, Avicenna and the Selling Stockholders, the Company acquired all of Avicenna's outstanding equity (including employee stock options) and $1,000,000 principal amount of convertible demand notes for a purchase price of approximately $30.5 million (subject to post-closing adjustments), consisting of 428,642 shares of Common Stock, based on a market price of $51.725 per share, and options exercisable for 161,015 shares of Common Stock. As additional consideration, certain of the Selling Stockholders received nontransferable warrants covering 250,000 shares of Common Stock, which are exercisable in two years at an exercise price of $54.50 per share. The Selling Stockholders acquired all 383,252 shares of Common Stock offered hereby in the Avicenna Acquisition.

          The Company anticipates that a substantial portion of the purchase price for Avicenna will be attributed to purchased research and development costs. Under generally accepted accounting principles, Synetic will charge to expense the portion of the purchase price attributable to purchased research and development costs. Synetic anticipates that this charge will be recognized during the quarter ended December 31, 1996. Avicenna has operated at a loss since its inception two years ago, a substantial portion of which related to research and development expenses, and as of November 30, 1996 had an unaudited accumulated deficit of approximately $3,100,000. The current rate of these expenses approximates $1,500,000 per fiscal quarter. Synetic expects to continue to incur significant research and development expenses and to incur additional operating losses in connection with this new area of business until Avicenna successfully develops and markets its products and services. There can be no asurance that such products and services will be successfully developed or marketed. Research and development expenses relating to Avicenna may be materially greater in the future than the current amounts, until Avicenna successfully develops and markets its products and services. Synetic anticipates, however, that such research and development expenses will not exceed $2,250,000 per fiscal quarter for the third and fourth quarters of the current fiscal year ending June 30, 1997 and will not result in net losses for Synetic on a consolidated basis for the current fiscal year, or for any of the fiscal quarters ending December 31, 1996, March 31, 1997 and June 30, 1997, respectively (excluding the anticipated charge for purchased research and development costs relating to the acquisition of Avicenna). See "Risk Factors-- Expansion Risk of New Business Area."

ACQUISITION PROGRAM

          The Company continues to pursue an acquisition program pursuant to which it will seek to effect one or more acquisitions of or business combinations with businesses that the Company believes have significant growth potential. The Company intends initially to concentrate its acquisition efforts in the healthcare industry but such emphasis is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other industries. The Company's acquisition program could result in a substantial change in the business, operations and financial condition of the Company. No assurance can be given that the Company will succeed in consummating any acquisitions or that the Company will be able to successfully manage or integrate any business that it acquires. The future growth of the Company will depend primarily on its ability to consummate one or more such acquisitions and to operate such businesses successfully. See "Business--Acquisition Program" in the 1996 10-K.

CERTAIN CORPORATE HISTORY

          Prior to June 28, 1989, the date of the initial public offering of the Company, the Company was an indirect wholly owned subsidiary of Medco Containment Services, Inc. ("Medco"). Thereafter, the Company became a publicly held, partially owned subsidiary of Medco. Medco provided healthcare cost containment services, principally managed prescription drug programs, to benefit plan sponsors. On November 18, 1993, Medco was acquired by Merck & Co., Inc. ("Merck") in a merger transaction, and as a result, the Company became an indirect, partially owned subsidiary of Merck. Merck is a pharmaceutical manufacturer. Until December 14, 1994, the Company's operations consisted of Porex and a group of subsidiaries that provided institutional pharmacy services (the "Institutional Pharmacies Business").

          On December 14, 1994, the Company consummated certain transactions pursuant to which: (1) the Company sold the Institutional Pharmacies Business to Pharmacy Corporation of America, an indirect wholly owned subsidiary of Beverly Enterprises, Inc. (such sale is referred to herein as the "Divestiture"), for approximately $107,300,000; (2) the Company purchased 5,268,463 shares of its Common Stock, from Merck for an aggregate purchase price of $37,764,019, pursuant to the Purchase and Sale Agreement, dated as of May 24, 1994, between the Company and Merck; and (3) SN Investors, L.P. ("SN Investors"), a limited partnership the general partner of which is SYNC, Inc. (the "General Partner"), whose sole stockholder is Mr. Martin J. Wygod, Chairman of the Board of the Company, purchased 5,061,857 shares of Common Stock (the "Wygod Shares") from Merck for an aggregate purchase price of $36,283,079, pursuant to an assignment by the Company of the right to purchase such shares from Merck. The purchases of shares of Common Stock from Merck by the Company and SN Investors are hereinafter referred to as the "Purchase". The shares of Common Stock purchased by the Company are being held as treasury shares and are no longer outstanding or entitled to vote.

          Immediately prior to the consummation of the Purchase, Merck owned approximately 58% of the issued and outstanding Common Stock. As a result of the consummation of the Purchase, Mr. Wygod and SN Investors own an aggregate of approximately 32% of the outstanding Common Stock as of December 15, 1996 and Merck no longer owns an equity interest in the Company.

                                  RISK FACTORS

          Prior to making an investment decision with respect to the Common Stock offered hereby, prospective investors should carefully consider the specific factors set forth below, together with all of the other information appearing herein, in light of their particular investment objectives and financial circumstances.

ACQUISITION PROGRAM

          The Company pursues an acquisition program pursuant to which it seeks to effect acquisitions of or business combinations with businesses that the Company believes have significant growth potential. The future growth of the Company will depend primarily on its ability to consummate acquisitions and to operate such businesses successfully. The Company's acquisition program could result in a substantial change in the business, operations and financial condition of the Company. Although management of the Company will endeavor to evaluate the risks inherent in any particular acquisition candidate, there can be no assurance that the Company will properly ascertain all such risks. Any acquisitions will be limited, as required by agreements to which the Company is a party, to areas of business that would not be competitive with certain businesses of Merck and its subsidiaries or with the Institutional Pharmacies Business. See "Certain Relationships and Related Transactions" in the 1996 10-
K. No assurances, however, can be given that the Company will succeed in consummating any acquisition or that the Company will be able to successfully manage or integrate any business that it acquires.

          The success of the Company's acquisition program will depend on, among other things, the availability of acquisition candidates, the availability of funds to finance acquisitions, and the availability of management resources to oversee the operation of acquired businesses. Financing for acquisitions may come from several sources, including, without limitation, (a) cash and cash equivalents on hand and marketable securities and (b) proceeds from the incurrence of indebtedness or the issuance of additional Common Stock, preferred stock, convertible debt or other securities, which could result in substantial dilution of the percentage ownership of the stockholders of the Company at the time of any such issuance. The proceeds from any financing may be used for costs associated with identifying and evaluating prospective acquisition candidates, and for structuring, negotiating, financing and consummating any such acquisition transactions and for other general corporate purposes. The Company does not intend to seek stockholder approval for any such acquisition or security issuance unless required by applicable law or regulation. Although Mr. Wygod has indicated his intention to assist the Company in its acquisition program by bringing opportunities for potential acquisitions to the Company and to assist the Company in negotiating such acquisitions and in seeking financing in the event any such acquisition were to be financed by the Company, he is not an officer or an employee of the Company nor is he required pursuant to any contractual obligation to provide such support or assistance.

EXPANSION RISK OF NEW BUSINESS AREA

          The Company is in the initial development phase of offering services to provide inter-enterprise connectivity to payors and providers in the healthcare industry through its new subsidiary. Avicenna, the Company's first acquisition in this new business area, has operated at a loss since its inception two years ago, and as of November 30, 1996 had an unaudited accumulated deficit of approximately $3,100,000. The current rate of these expenses approximates $1,500,000 per fiscal quarter. Synetic expects to continue to incur significant research and development expenses and to incur additional operating losses in connection with this new area of business until Avicenna successfully develops and markets its products and services. There can be no assurance that such products and services will be successfully developed or marketed. Research and development expenses relating to Avicenna may be materially greater in the future than the current amounts, until Avicenna successfully develops and markets its products and services. Synetic anticipates, however, that such research and development expenses will not exceed $2,250,000 per fiscal quarter for the third and fourth quarters of the current fiscal year ending June 30, 1997 and will not result in net losses for Synetic on a consolidated basis for the current fiscal year, or for any of the fiscal quarters ending December 31, 1996, March 31, 1997 and June 30, 1997, respectively (excluding the anticipated charge for purchased research and development costs relating to the acquisition of Avicenna. See "The Company--New Area of Business and Recent Acquisition"). Further, the Company expects to acquire additional businesses to supplement its own internal efforts and those of Avicenna. There is no specific time frame for the first commercial introduction of these new services, and the Company anticipates that it will incur significant development expenses until these services are successfully developed and marketed. No assurances can be given that the Company's effort in establishing such services will be successful or that it will succeed in consummating such acquisitions or that such acquisitions will ultimately provide Synetic with the ability to offer these services.

REGULATION OF POREX

          Porex manufactures and distributes certain medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, including approval procedures instituted by the Food and Drug Administration. Certain other healthcare products may also be subject to such regulations and approval processes. Compliance with such regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if ever. See "Business--Porex-- Regulation" in the 1996 10-K.

POTENTIAL LIABILITY RISK AND AVAILABILITY OF INSURANCE

          The products sold by the Company expose it to potential risk for product liability claims particularly with respect to Porex's Life Sciences, Clinical and Surgical products. The Company believes that Porex carries adequate insurance coverage against product liability claims and other risks. There can be no assurance, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of silicone mammary implants. However, Porex has exercised its right to purchase extended reporting period coverage with respect to such actions and claims.

Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. Porex has renewed its insurance coverage with the same carrier for other liability claims. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, there can be no assurance that in the future it will be able to obtain such insurance at an acceptable cost or be adequately protected by such indemnification. See "Business--Porex-- Health care Products" and "Legal Proceedings--Mammary Implant Litigation" in the 1996 10-K.

CERTAIN LITIGATION

          During the year ended June 30, 1988, Porex began distributing silicone mammary implants ("implants") in the United States pursuant to a distribution arrangement (the "Distribution Agreement") with a Japanese manufacturer (the "Manufacturer"). Because of costs associated with increased government regulation and examination, Porex's supplier determined to withdraw its implants from the United States market. On July 9, 1991, the FDA mandated a recall of all implants manufactured by companies that elected not to comply with certain FDA regulations regarding data collection. Accordingly, Porex notified all of its customers not to use any implants sold by Porex and to return such implants to Porex for a full refund. Porex had ceased offering implants for sale prior to the recall date. Porex believes that after accounting for implants returned to it, the aggregate number of recipients of implants distributed by Porex under the Distribution Agreement in the United States totals approximately 2,500.

          Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of implants. One of the pending actions, Donna L. Turner v. Porex Technologies Corporation, et al., is styled as a class action. Certain of the actions against Porex have been dismissed where it was determined that the implant in question was not distributed by Porex. In addition, as of December 20, 1996, 55 claims have been settled on a favorable basis by the Manufacturer, or by the insurance carriers of Porex, without material cost to Porex. As of December 20, 1996, 210 actions and 40 out-of-court claims were pending against Porex. Of the 210 actions, 93 involve implants identified as distributed by Porex and 84 cases involve implants identified as not having been distributed by Porex. In the remaining 33 actions, the implants have not been identified. The number of claims made by individuals during the fiscal year ended June 30, 1996 was significantly lower than the number of claims made during the fiscal year ended June 30, 1995.

          The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. The Company does not have sufficient information to evaluate each case and claim.

          In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of implants. However, Porex has exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. In addition, Porex has other excess insurance where it has similarly purchased extended reporting period coverage which by its terms would expire December 31, 1997. However, Porex expects to purchase further extended reporting period coverage from the excess insurers to the extent such coverage is reasonably available. The Company believes that its present coverage, together with Porex's insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex's distribution of implants. To the extent that certain of such actions and claims seek punitive and compensatory damages arising out of alleged intentional torts, such damages, if awarded, may or may not be covered, in whole or in part, by Porex's insurance policies. In addition, Porex's recovery from its insurance carriers is subject to policy limits and certain other conditions. Porex has been expensing the retention amount under its policies as incurred.

          The Company believes that Porex has a valid claim for indemnification under the Distribution Agreement with respect to any liabilities that could result from pending actions or claims by recipients of implants or any similar actions or claims that may be commenced in the future. However, Porex's right to indemnification is subject to a disagreement with the Manufacturer. Pending the resolution of such disagreement, the Manufacturer has been paying a portion of the costs of the settled claims.

SHARES AVAILABLE FOR FUTURE SALE

          The 5,061,857 Wygod Shares are "restricted securities," within the meaning of Rule 144 promulgated pursuant to the Securities Act ("Rule 144"), subject to the volume restrictions of Rule 144 but for which the two-year holding period has expired. In addition, as more fully set forth in "Certain Relationships and Related Transactions" in the 1996 10-K, the Wygod Shares are subject to certain restrictions on transfer. Upon expiration of such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144. The Company has granted certain demand registration rights to Mr. Wygod with respect to the Wygod Shares that are assignable to SN Investors. Any sales by SN Investors pursuant to Rule 144 or such registration rights could have a material adverse
effect on the prevailing market price for the Common Stock.   See "Description
of Capital Stock--Shares Eligible for Future Sale."

          As of December 15, 1996, the Company has reserved an aggregate of 5,163,720 shares of Common Stock for issuance pursuant to stock option agreements and stock option plans. Pursuant to the Avicenna Acquisition, the Company will reserve an additional 961,015 shares of Common Stock for issuance pursuant to stock option plans, 80,522 of which may be issued immediately, and an additional 250,000 shares for issuance upon the exercise of warrants exercisable after December 23, 1998. The sale of a substantial amount of such additional shares of Common Stock following their issuance could have a material adverse effect on the market price of the Common Stock.

                                USE OF PROCEEDS

          The Company will receive no proceeds from the sale of Shares by the Selling Stockholders.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

          The selected financial data set forth below for the five years in the period ended June 30, 1996 has been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent accountants. The selected financial data as of and for the three-month periods ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all normal and recurring adjustments necessary to present fairly the financial position and the results of operations of the Company for those periods. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1996 10-K and First Quarter 10-Q that are incorporated by reference into this Prospectus. The selected financial data for the five years in the period ended June 30, 1996 has been restated to reflect the Divestiture. See "Certain Relationships and Related Transactions" in the 1996 10-K.

                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                          YEAR ENDED JUNE 30,                       SEPTEMBER 30,
                                        -------------------------------------------------      ----------------------
                                            1992      1993     1994      1995      1996           1995        1996
                                            ----      ----     ----      ----      ----           ----        ----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales..............................   $ 28,486  $ 30,645  $33,093   $39,179  $ 45,128       $ 11,036    $ 11,185
Income from continuing
 operations before
 provisions for income
 taxes.................................      6,031     5,430    1,080     1,078    13,202          3,127       3,527
Provision for income taxes.............      2,151     2,046      411       443     4,617          1,203       1,138
                                          --------  --------  -------   -------  --------       --------    --------
Income from continuing
 operations............................      3,880     3,384      669       635     8,585          1,924       2,389
Income from discontinued
 operations............................      1,376     2,734    1,823    15,459        --             --          --
                                          --------  --------  -------   -------  --------       --------    --------

Net income.............................   $  5,256  $  6,118  $ 2,492   $16,094  $  8,585       $  1,924    $  2,389
                                          ========  ========  =======   =======  ========       ========    ========
Net income per share (1):
 Continuing operations.................   $   0.24  $   0.19  $  0.04   $  0.04  $   0.48       $   0.11    $   0.13
 Discontinued operations...............       0.09      0.16     0.10      0.89        --             --          --
                                          --------  --------  -------   -------  --------       --------    --------
Net income per share (2)...............   $   0.33  $   0.35  $  0.14   $  0.93  $   0.48       $   0.11    $   0.13
                                          ========  ========  =======   =======  ========       ========    ========

                                                              AT JUNE 30,                       AS OF SEPTEMBER 30,
                                        -------------------------------------------------      ----------------------
                                            1992      1993     1994      1995      1996                     1996
                                            ----      ----     ----      ----      ----                     ----
BALANCE SHEET DATA
Working capital........................   $ 44,350  $ 65,673  $ 64,625  $105,279  $166,328               $170,493
Net assets of discontinued
 operations............................     25,352    52,548    55,882        --        --                     --
Total assets...........................    163,011   189,494   194,009   188,174   199,592                204,223
Long term debt, less
 current portion.......................     81,714    81,058    80,716        --        --                     --
Stockholders' equity...................     74,056   102,378   105,130   166,832   181,089                185,376

___________________

(1) Restated to reflect a two-for-one stock split effected on February 26, 1993.
(2) No cash dividends were declared by the Company during the periods presented above.

                              SELLING STOCKHOLDERS

          This Prospectus covers the offer and sale by each Selling Stockholder of Common Stock owned by such Selling Stockholder. Set forth below are the names of each Selling Stockholder, the nature of any position, office or other material relationship that the Selling Stockholder has had within the past three years with the Company or any of its predecessors or affiliates, the number of shares of Common Stock beneficially owned as of December 30, 1996 by each Selling Stockholder, the number of Shares that may be offered and sold by or on behalf of each Selling Stockholder hereunder and the amount of Common Stock to be owned by each Selling Stockholder upon the completion of the Offering if all Shares offered by such Selling Stockholder are sold. None of the Selling Stockholders beneficially owns more than 1% of the outstanding Common Stock.
Any or all of the Shares listed below under the heading "Shares to be Sold" may be offered for sale by or on behalf of the Selling Stockholders.

          Each of the Selling Stockholders listed below acquired the Shares hereby offered for sale in the Avicenna Acquisition on December 24, 1996, as described herein. See "Recent Developments" above.

                                         Shares Beneficially
                                            Owned Prior to                      Shares Beneficially
                                              Offering                          Owned After Offering
                                     -----------------------      Shares        --------------------
Selling Stockholders                 Number          Percent      Offered       Number      Percent
--------------------                 ------          -------     ---------      ------      --------
Inder-Jeet Gujral/(1)/.............   90,781            *         45,391        45,390          *

Advanced Technology
  Ventures IV, L.P./(2)/...........  107,301            *        107,301             0          0

Delphi Venture III,
 L.P./(3)/.........................  105,369            *        105,369             0          0

Delphi BioInvestments III,
 L.P./(4)/.........................    1,931            *          1,931             0          0

Nazem & Company/(5)/...............  107,300            *        107,300             0          0

CGJR Health Care Services Private
  Equities, L.P./(6)/..............    9,913            *          9,913             0          0

Other Selling Stockholders, each
  of whom is selling less than
  6,050 shares in the Offering
  and beneficially owns less
  than 1% of the outstanding
  Common Stock.....................    6,047            *          6,047             0          0

-------------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.
/(1)/ Mr. Gujral, the current President of Avicenna, held the position of President of Avicenna and owned 379,200 shares of Avicenna common stock immediately prior to the Avicenna Acquisition.
/(2)/ Advanced Technology Ventures IV, L.P. ("Advanced Technology") owned 333,334 shares of preferred stock, 6,945 shares of common stock and $333,334 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 107,301 shares held in the name of Advanced Technology may be distributed to and sold by certain limited partners of Advanced Technology, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
/(3)/ Delphi Venture III, L.P. ("Delphi Venture") owned 327,438 shares of preferred stock, 6,821 shares of common stock and $327,438 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 105,369 shares held in the name of Delphi Venture may be distributed to and sold by certain limited partners of Delphi Venture, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
/(4)/ Delphi BioInvestments III, L.P. ("Delphi BioInvestments") owned 5,895 shares of preferred stock, 123 shares of common stock and $5,895 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 1,931 shares held in the name of Delphi BioInvestments may be distributed to and sold by certain limited partners of Delphi BioInvestments, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
/(5)/ Nazem & Company IV, L.P. ("Nazem") owned 333,333 shares of preferred stock, 6,944 shares of common stock and $333,333 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 107,300 shares held in the name of Nazem may be distributed to and sold by certain limited partners of Nazem, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
/(6)/ CGJR Health Care Services Private Equities, L.P. ("CGJR") owned 33,333 shares of preferred stock of Avicenna immediately prior to the Avicenna Acquisition. 9,913 shares held in the name of CGJR may be distributed to and sold by certain limited partners of CGJR, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.

                              PLAN OF DISTRIBUTION

          The Company has been advised by each Selling Stockholder that such Selling Stockholder may sell all or a portion of the Shares offered by such Selling Stockholder hereby from time to time through the Nasdaq National Market. The Selling Stockholders may also make private sales to purchasers directly or to or through a broker or brokers. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers of the Shares for whom they act as agent. From time to time the Selling Stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The distribution of the Shares may be effected from time to time in one or more transactions that may take place through the Nasdaq National Market or any national securities exchange on which the Common Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at the market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, broker, dealer or underwriters and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.
The aggregate net proceeds to the Selling Stockholders from the sale of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company.

          The Selling Stockholders and any brokers, dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

          The Company has agreed to bear all expenses (other than any commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the Shares being offered by the Selling Stockholders hereby.

          If the Shares are sold in an underwritten offering, the underwriters and selling group members, if any, may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in such offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

         No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares to which this Prospectus relates.

          Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Stockholders will sell any or all of the Shares. The Selling Stockholders may transfer, devise or gift such shares by other means not described herein.

          In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

          The following description of the capital stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation and By-Laws, copies of which are exhibits to the 1996 10-K that is incorporated by reference into this Prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

          The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), and 50,000,000 shares of Common Stock, $.01 par value. None of the Preferred Stock is issued and outstanding. At December 15, 1996, there were 16,868,665 shares of Common Stock outstanding, and the Company issued an additional 428,642 shares in connection with the Avicenna Acquisition. Holders of capital stock of the Company have no preemptive or other subscription rights.

PREFERRED STOCK

          The Preferred Stock may be issued from time to time in one or more series, without stockholder approval. The Board of Directors is authorized to determine (subject to limitations prescribed by law) the other rights including voting rights, if any, preferences, terms and limitations to be granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The Company has no present plans to issue any shares of Preferred Stock. Because of its broad discretion with respect to the creation and issuance of any series of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

COMMON STOCK

          Subject to prior rights of any Preferred Stock then outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor declared and paid by the Company. The Company does not currently anticipate paying cash dividends to holders of its Common Stock.

          Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding, subject to the rights, if any, of the holders of any Preferred Stock then outstanding. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

VOTING RIGHTS

          Stockholders are entitled to one vote for each share of Common Stock held of record, except that for the election of directors, stockholders have cumulative voting rights. Cumulative voting for directors means that, at each election of directors, the number of shares eligible to be voted by a stockholder is multiplied by the number of directors to be elected. A stockholder may cast all such stockholder's votes for a single candidate, or may allocate them among two or more candidates in any manner such stockholder chooses. For example, if three directors are to be elected, holders of one-third of the shares would be able, by cumulating their votes, to elect one director, regardless of how the other shares are voted. Currently, the Company has 11 directors. The maximum number of directors permitted under the Company's Certificate of Incorporation is 12.

          The affirmative vote of the holders of at least two-thirds of the Company's shares entitled to vote in an election of directors is required to amend (i) the provisions of the Company's Certificate of Incorporation relating to cumulative voting, classification of the Company's directors into three classes, election of only one-third of the Board at each annual meeting of stockholders and the power to remove directors or fill vacancies, and (ii) the By-Laws to increase the number of directors above 12. The Company's Certificate of Incorporation also provides that any or all directors may be removed with or without cause prior to completion of their term only upon the vote of holders of two-thirds of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

          The provisions in the Certificate of Incorporation of the Company relating to a staggered Board of Directors, super-majority requirements and delegation of rights to issue Preferred Stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. A staggered Board, while promoting stability in Board membership and management, also moderates the pace of any change in control of the Board of Directors by extending the time required to elect a majority, effectively requiring action in at least two annual meetings. Moreover, a staggered Board makes it more difficult for minority stockholders, even with cumulative voting, to elect a director. For example, to elect one director of a non-staggered 12-member Board, stockholders with cumulative voting would need only one-twelfth of the votes cast. To elect one member of a staggered Board with three classes and 12 members, stockholders with cumulative voting would need one-fourth of the votes cast. The provisions with respect to removal of directors, while intended to prevent circumvention of benefits derived from classification of directors and to prevent a transfer of control of the Board of Directors through the removal process, also have the effect of preventing removal of a director for just cause by a majority of outstanding voting shares. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. See "Certain Relationships and Related Transactions"in the 1996 10-K for a description of voting restrictions on shares held by SN Investors.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for the Common Stock is Registrar & Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

          As of December 15, 1996, the Company has 16,868,665 shares of Common Stock outstanding and issued 428,442 shares in connection with the Avicenna Acquisition on December 24, 1996. Of the outstanding shares as of December 15, 1996, the 11,806,808 shares not owned by SN Investors are freely tradable without restrictions or further registration under the Securities Act; provided, however, that any shares owned by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144 thereunder. All of the remaining 5,061,857 shares held by SN Investors are "restricted securities" within the meaning of Rule 144, subject to the volume restrictions of Rule 144 but for which the two-year holding period has expired. Of the 428,642 shares issued in connection with the Avicenna Acquisition, 383,252 may be sold pursuant to this Prospectus and 45,390 are subject to a two year lock-up. In the Avicenna Acquisition, certain employees of Avicenna received options to purchase 161,015 shares of Common Stock, 80,522 of which vested on December 24, 1996 and 80,493 of which will vest on December 24, 1998. As additional consideration in the Avicenna Acquisition, certain Selling Stockholders also received, in the aggregate, nontransferable warrants covering 250,000 shares of Common Stock, which are exercisable after December 23, 1998.

          In general, Rule 144 under the Securities Act provides that an affiliate of the Company or any holder of restricted securities, subject to any applicable holding period, may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in composite trading on all exchanges during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" and are subject to various other conditions.

          As more fully set forth in "Certain Relationships and Related Transactions" in the 1996 10-K, the Wygod Shares are subject to certain contractual restrictions on transfer. Upon expiration of such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144, in a transaction complying with the registration requirements of the Securities Act or in a private transaction not subject to such requirements. The Investment Agreement between Mr. Wygod and the Company, dated as of September 13, 1994 (as more fully described in "Certain Relationships and Related Transactions" in the 1996 10-K), provides certain demand registration rights to Mr. Wygod at Mr. Wygod's expense, which are assignable to any permitted transferee of the

Wygod Shares; provided that in no event is the Company required to file in the aggregate more than two registration statements in connection therewith. Mr. Wygod has not assigned such registration rights to SN Investors. While Mr. Wygod currently intends to assign such registration rights to SN Investors in the event the General Partner determines to sell or otherwise transfer the Wygod Shares under circumstances in which registration would be required, Mr. Wygod is under no obligation to do so.

          For information concerning shares which may be issued under the Company's stock option plans, see "Risk Factors--Shares Available for Future Sale."

                                 LEGAL MATTERS

          Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Shearman & Sterling is a limited partner in SN Investors.

          The statements of law under the caption "Risk Factors--Regulation of Porex" in this Prospectus and under the caption "Business--Porex--Regulation" in the Company's 1996 10-K, incorporated by reference herein, are based upon the opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio, special regulatory counsel to the Company. Robert D. Marotta, Esq., of counsel to such firm, holds 75,000 options to purchase Common Stock.

                                    EXPERTS

          The audited Consolidated Financial Statements and schedules of the Company that are incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES OR EXCHANGES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             _____________________


                               TABLE OF CONTENTS
                                                     Page
                                                     ----
Available Information...............................   2
Incorporation of Certain Documents by Reference.....   3
Forward-Looking Information.........................   4
The Company.........................................   5
Risk Factors........................................   8
Use of Proceeds.....................................  13
Selected Financial Data.............................  14
Selling Stockholders................................  15
Plan of Distribution................................  17
Description of Capital Stock........................  19
Legal Matters.......................................  22
Experts.............................................  22

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                                383,252 Shares

                                 SYNETIC, INC.

                                  Common Stock



                                 ______________

                                   PROSPECTUS
                                 ______________



                                __________, 199_



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

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following expenses, other than the Securities and Exchange Commission registration fee, are estimated. All expenses of the offering will be paid by the Company.

  SEC Registration Fee......................    $   5,982
  Legal Fees and Expenses...................    $  90,000
  Accounting Fees and Expenses..............    $  25,000
  Blue Sky Fees and Expenses................    $   1,000
  Miscellaneous.............................    $  28,018
                                                ---------
     Total..................................    $ 150,000
                                                =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations such as the Registrant are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the company only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Eleven of the Registrant's Certificate of Incorporation and Section 6.5 of the Registrant's By-Laws entitles officers, directors and controlling persons of the Registrant to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

     Article Thirteen of the Registrant's Certificate of Incorporation provides that no director shall have any personal liability to the Registrant or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (involving certain unlawful dividends or stock repurchase) or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

     Reference is made to the Form of Indemnification Agreement between the Registrant and its directors and officers filed as Exhibit 10.1 to this Registration Statement pursuant to which the registrant has agreed to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

ITEM 16.  EXHIBITS

   Exhibits:

          4.1 Certificate of Incorporation of the Company, as amended. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-28654) (the "Registration Statement").

          4.2  By-Laws of the Company, as amended. Incorporated by reference to
               Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (the "1994 10-K").

          5.1  Opinion of Shearman & Sterling.

          10.1 Form of Indemnification Agreement between the Company and the directors and officers of the Company. Incorporated by reference to Exhibit 10.6 to the Registration Statement.

          10.2 Agreement and Plan of Merger, dated as of December 23, 1996, among the Company, Synternet Acquisition Corp., a wholly owned subsidiary of the Company, Avicenna and the Selling Stockholders.

          23.1  Consent of Arthur Andersen LLP.

          23.2  Consent of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.

          23.3  Consent of Shearman & Sterling (included in Exhibit 5.1).

          24.1  Powers of Attorney of the Registrant.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to this registration statement would itself qualify for an exemption from Section 5 of the Securities Act of 1933, absent the existence of other similar (prior or subsequent) transactions.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Synetic, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Elmwood Park, State of New Jersey, on the 30th day of December, 1996.


                                    SYNETIC, INC.


                                    By  /s/Victor L. Marrero
                                        --------------------
                                        Victor L. Marrero
                                        Vice President--Finance and
                                        Chief Financial Officer


          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



Signature                                   Title                       Date
---------                                   -----                       ----


             *                President and Chief Executive       December 30, 1996
----------------------------  Officer; Director
    James V. Manning


             *                Vice President--Technologies        December 30, 1996
----------------------------  Group;  Director
       Ray E. Hannah


             *                Vice President--Finance and Chief   December 30, 1996
----------------------------  Financial Officer (Principal
     Victor L. Marrero        Accounting and Financial Officer)



             *                Vice President--General Counsel;    December 30, 1996
----------------------------  Director
      Charles A. Mele


             *                Director                            December 30, 1996
----------------------------
    Thomas R. Ferguson


             *                Director                            December 30, 1996
----------------------------
    Mervyn L. Goldstein


             *                Director                            December 30, 1996
----------------------------
      Roger H. Licht


             *                Director                            December 30, 1996
----------------------------
     Per G. H. Lofberg

         Signature                         Title                      Date
         ---------                         -----                      ----
             *                Director                            December 30, 1996
----------------------------
     Herman Sarkowsky

             *                Director                            December 30, 1996
----------------------------
     Paul C. Suthern

             *                Director                            December 30, 1996
----------------------------
     Albert M. Weis

             *                Director                            December 30, 1996
----------------------------
     Martin J. Wygod


*By   /s/Victor L. Marrero                                        December 30, 1996
      --------------------
      Victor L. Marrero
       Attorney-in-fact

                               INDEX TO EXHIBITS


Exhibit
  No.          Description of Document
-------        -----------------------

4.1 Certificate of Incorporation of the Company, as amended. Incorporated by reference to
               Exhibit 3.1 to the Company's Registration
               Statement on Form S-1 (No. 33-28654) (the
               "Registration Statement")

4.2            By-Laws of the Company, as amended.
               Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994
               (the "1994 10-K")

5.1**          Opinion of Shearman & Sterling

10.1 Form of Indemnification Agreement between the Company and the directors and officers of the Company. Incorporated by reference to
               Exhibit 10.6 to the Registration Statement

10.2** Agreement and Plan of Merger, dated as of December 23, 1996, among the Company, Synternet
               Acquisition Corp., a wholly owned subsidiary of the Company, Avicenna and the Selling Stockholders

23.1*          Consent of Arthur Andersen LLP

23.2*          Consent of Emens, Kegler, Brown,
               Hill & Ritter Co., L.P.A.

23.3**         Consent of Shearman & Sterling
               (included in Exhibit 5.1)

24.1**         Powers of Attorney of the Registrant


----------
*Filed herewith.
**Filed previously.